Exhibit 99.1

IMPORTANT INFORMATION FOR SHAREHOLDERS

Notice of the Annual Meeting of Shareholders

and

Information Circular

May 18, 2009

TABLE OF CONTENTS

INVITATION TO SHAREHOLDERS	1
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS	1
INFORMATION CIRCULAR	1
VOTING AND PROXIES	1
BUSINESS OF THE MEETING	4
Receive the Financial Statements	4
Election of Directors	4
Appointment and Remuneration of Auditors	5
STATEMENT OF EXECUTIVE COMPENSATION	6
Composition of the Compensation Committee	6
Compensation Discussion and Analysis	6
Amended Incentive Stock Option Plan	8
Performance Graph	11
Compensation of Executive Officers	12
Employment Contracts with Named Executive Officers	15
Estimated Termination Payments	16
Directors’ and Senior Executives’ Liability Insurance and Indemnity Agreements	16
Compensation of Directors	17
Securities Authorized For Issuance Under Equity Compensation Plans	18
Indebtedness of Directors and Executive Officers	21
OTHER INFORMATION	21
Interest of Certain Persons in Matters to be Acted Upon	21
Interest of Informed Persons in Material Transactions	21
Corporate Governance Practices	22
Additional Information	22
Approval of Information Circular	23
SCHEDULE A - CORPORATE GOVERNANCE PRACTICES	1
APPENDIX A - BOARD MANDATE	1

May 18, 2009

INVITATION TO SHAREHOLDERS

On behalf of the entire Board of Directors of Cardiome Pharma Corp., I would like to extend an invitation for you to join us at our Annual Meeting of shareholders.  The meeting will be held at 2nd Floor Boardroom, 6190 Agronomy Road, Vancouver, British Columbia, Canada on June 15, 2009, at 1:30 p.m. (Vancouver Time).

At the meeting, we will be voting on a number of important proposals and I hope you will take the time to consider the information dealing with these matters as set out in the accompanying Information Circular.  We would very much value your support on these proposals.  I encourage you to exercise your vote, either at the meeting or by completing and sending in your proxy.  Use of the proxy form is explained in the accompanying Information Circular.  If you are a “non-registered” shareholder, you should follow the instructions that you receive from the institution that holds your common shares to ensure that your common shares get voted at the meeting in accordance with your wishes.

The meeting will provide you with a forum to learn more about our 2008 performance and hear first-hand about our current activities and plans for the future.  It will also provide you with an excellent opportunity to meet Cardiome’s directors and senior management and ask them your questions.

I hope that you will attend the meeting and I look forward to seeing you there.

Sincerely,
Robert W. Rieder

Chief Executive Officer & Chairman
Cardiome Pharma Corp.

CARDIOME PHARMA CORP.

6190 Agronomy Road
6th Floor	Toll Free: 1 800 330 9928
Vancouver BC	Web: www.cardiome.com
Canada V6T 1Z3

CARDIOME PHARMA CORP.

6190 Agronomy Road, 6th Floor

Vancouver, B.C.   V6T 1Z3

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that an Annual Meeting (the “Meeting”) of the shareholders of CARDIOME PHARMA CORP. (the “Corporation”) will be held at 2nd Floor Boardroom, 6190 Agronomy Road, Vancouver, British Columbia, Canada, on June 15, 2009 at 1:30 p.m. (Vancouver Time), for the following purposes:

(1)	to receive the financial statements of the Corporation for the twelve month period ended December 31, 2008 and the report of the auditors thereon;

(2)	to elect the directors of the Corporation to hold office until their successors are elected at the next annual meeting of the Corporation;

(3)	to appoint the auditors of the Corporation to hold office until the next annual meeting of the Corporation and to authorize the directors to fix the remuneration to be paid to the auditors; and

(4)	to transact such other business as may properly be brought before the Meeting.

Further information regarding the matters to be considered at the Meeting is set out in the accompanying Information Circular.

The directors of the Corporation have fixed the close of business on May 8, 2009 as the record date for determining shareholders entitled to receive notice of and to vote at the Meeting.

Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting whether or not they are able to attend personally.  To be effective, forms of proxy must be received by Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting or any adjournment thereof.

All non-registered shareholders who receive these materials through a broker or other intermediary should complete and return the materials in accordance with the instructions provided to them by such broker or intermediary.

DATED at Vancouver, British Columbia, as of this 18th day of May, 2009.

By Order of the Board of Directors

“Robert W. Rieder”
Robert W. Rieder

Chief Executive Officer & Chairman

CARDIOME PHARMA CORP.

6190 Agronomy Road, 6th Floor

Vancouver, B.C.   V6T 1Z3

ANNUAL MEETING OF SHAREHOLDERS

INFORMATION CIRCULAR

Unless otherwise provided, the information herein is given as of May 18, 2009.

VOTING AND PROXIES

Solicitation of Proxies

This Information Circular is furnished to the shareholders of Cardiome Pharma Corp. (the “Corporation”) in connection with the solicitation of proxies for use at the Annual Meeting of the Corporation to be held at 2nd Floor Boardroom, 6190 Agronomy Road, Vancouver, British Columbia, Canada, on June 15, 2009 at 1:30 p.m. (the “Meeting”) by management of the Corporation.  The solicitation will be primarily by mail, however, proxies may also be solicited personally or by telephone by the directors, officers or employees of the Corporation.  The Corporation may also pay brokers or other persons holding common shares (the “Common Shares”) or Series A Preferred Shares (the “Preferred Shares”) of the Corporation in their own names or in the names of nominees for their reasonable expenses of sending proxies and proxy materials to beneficial shareholders for the purposes of obtaining their proxies.  The costs of this solicitation are being borne by the Corporation.  Shareholders who have given a proxy pursuant to this solicitation may revoke it as to any matter on which a vote has not already been cast pursuant to its authority in writing in such manner specified in the section “Revoking a Proxy” below.

What will be voted on at the Meeting?

Shareholders will be voting on those matters that are described in the accompanying Notice of Annual Meeting of Shareholders (the “Notice”).  The Notice includes all the matters to be presented at the Meeting that are presently known to management.  A simple majority (that is, greater than 50%) of the votes cast, in person or by proxy, will constitute approval of these matters other than the election of directors and appointment of auditors.

Who is entitled to vote?

Only registered holders of Common Shares and Preferred Shares (“Registered Shareholders”) on May 8, 2009 (the “Record Date”) are entitled to vote at the Meeting or at any adjournment thereof.  Each Registered Shareholder has one vote for each Common Share or each Preferred Share held at the close of business on the Record Date.  As of May 18, 2009, there were 63,766,296 Common Shares and 2,272,727 Preferred Shares outstanding.  As of that date, to the knowledge of the directors and senior officers of the Corporation, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over Common Shares or Preferred Shares carrying more than 10% of the voting rights of the Corporation.

The Common Shares may be “restricted securities” within the meaning of such term as defined in National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”), as the rights and restrictions of the Preferred Shares include a liquidation preference.  As of May 18, 2009, approximately 96.6% of voting rights attached to the Corporation’s securities are represented by the Common Shares and 3.4% of the voting rights are represented by the Preferred Shares. Additional information, including the information required by NI 51-102 in respect of restricted securities, can be found in the Corporation’s Annual Information Form for the year ended December 31, 2008 which is available on SEDAR at www.sedar.com.

Can I vote Common Shares that I acquired after May 8, 2009?

Unfortunately not.  The Canada Business Corporations Act (“CBCA”) states that only a shareholder whose name is on the list of shareholders as at the Record Date is entitled to vote at the Meeting.

How to vote

If you are a Registered Shareholder, there are two ways in which you can vote your shares.  You can either vote in person at the Meeting or you can vote by proxy.

Voting by Proxy

If you do not plan to come to the Meeting, you can have your vote counted by appointing someone who will attend at the Meeting as your proxyholder.  In the proxy, you can either direct your proxyholder how you want your Common Shares or Preferred Shares to be voted or let your proxyholder choose for you.  You can always revoke your proxy if you decide to attend the Meeting and wish to vote your Common Shares or Preferred Shares in person (see “Revoking a Proxy”).

Voting in Person

Registered Shareholders who will attend the Meeting and wish to vote their Common Shares or Preferred Shares in person should not complete a proxy form.  Your vote will be taken and counted at the Meeting.  Please register with the transfer agent, Computershare Trust Company of Canada, upon your arrival at the Meeting.

What if I am not a Registered Shareholder?

Many owners of Common Shares are “non-registered shareholders.”  Non-registered shareholders are those whose Common Shares are registered in the name of an intermediary (such as a bank, trust company, securities broker, trustee, or custodian).  Unless you have previously informed your intermediary that you do not wish to receive material relating to the Meeting, you should receive or have already received from the Corporation a request for voting instruction form or from your intermediary either a request for voting instructions or a proxy form.  In either case you have the right to exercise voting rights attached to the Common Shares beneficially owned by you, including the right to attend and vote the Common Shares directly at the Meeting.

The documents that you receive and who you receive them from will vary depending upon whether you are a “non-objecting beneficial owner”, or “NOBO”, which means you have provided instructions to your intermediary that you do not object to the intermediary disclosing beneficial ownership information about you to the Corporation for certain purposes, or an “objecting beneficial owner”, or “OBO”, which means that you have provided instructions to your intermediary that you object to the intermediary disclosing such beneficial ownership information.

If you are a NOBO, included with these materials is a request for voting instructions from the Corporation or its agent.

These securityholder materials are being sent to both registered and non-registered owners of the Common Shares.  If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding Common Shares on your behalf.  By choosing to send these materials to you directly, the Corporation has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instructions.

If you wish to attend the Meeting and vote in person, write your name in the place provided for that purpose in the voting instruction form provided to you and we will deposit it with our transfer agent, or, if you request on the voting instruction form, we will send you a form of legal proxy that will grant you or your appointee the right to attend the Meeting and vote in person.  If you do not intend to attend the Meeting or have an appointee do so on your behalf but you wish your shares to be voted, please complete and return the information requested in the voting instruction form to provide your specific voting instructions.  Otherwise your Common Shares will not be voted.

If you are an OBO, you should receive or have already received from your intermediary either a request for voting instructions or a proxy form.  Intermediaries have their own mailing procedures and provide their own instructions.  These procedures may allow providing voting instructions by telephone, on the Internet, by mail or by fax.  If you wish to vote in person at the Meeting you should follow the procedure in the directions and instructions provided by or on behalf of your intermediary and insert your name in the space provided on the request for voting instructions or proxy form or request a form of legal proxy which will grant you the right to attend the Meeting and vote in person.

Whether you are a NOBO or an OBO, if you wish to attend the Meeting and vote in person, do not otherwise complete any voting form you may receive.  Please register with the transfer agent, Computershare Trust Company of Canada, upon your arrival at the Meeting.

What is a Proxy?

A proxy is a document that authorizes someone else to attend the Meeting and cast the votes for a Registered Shareholder.  Registered Shareholders are being sent a form of proxy for the Meeting permitting them to appoint a person to attend and act as proxyholder at the Meeting.  Use it or any other valid proxy form to appoint a proxyholder.  The enclosed form of proxy authorizes the proxyholder to vote and otherwise act for you at the Meeting including any continuation after adjournment of the Meeting.

If you complete the enclosed form of proxy by marking the appropriate boxes on the proxy form, your Common Shares or Preferred Shares will be voted as instructed.  If you do not mark any boxes, your proxyholder can vote your Common Shares or Preferred Shares in their discretion.

A proxy in the form being sent to Registered Shareholders must be distinguished from a “legal proxy”, which is a voting power of attorney granted to a non-registered shareholder or to a person designated by the non-registered shareholder under a written request of the non-registered shareholder.  If you are a NOBO that has been sent these materials, if you so request in your voting instruction form, the Corporation will arrange at no cost to you, to deposit with our transfer agent, or deliver to you, a legal proxy to the extent that the Corporation’s management holds a proxy given directly by the Registered Shareholder or indirectly given by the Registered Shareholder through one or more other proxyholders in respect of the Common Shares beneficially owned by you.

Appointing a Proxyholder

Your proxyholder is the person you appoint and name on the proxy form to cast your votes for you.  You can choose anyone you want to be your proxyholder.  It does not have to be another shareholder.  Just fill in the person’s name in the blank space provided on the enclosed proxy form or complete any other legal proxy form and deliver it to Computershare Trust Company of Canada within the time hereinafter specified for receipt of proxies.

If you leave the space on the proxy form blank, either Robert W. Rieder or Curtis Sikorsky, both of whom are named in the form, are appointed to act as your proxyholder.  Mr. Rieder is the Chief Executive Officer, Chairman of the Board of Directors (the “Board”), and director of the Corporation and Mr. Sikorsky is the Chief Financial Officer of the Corporation.

For the proxy to be valid, it must be completed, dated and signed by the holder of Common Shares or Preferred Shares or the holder’s attorney authorized in writing and then delivered to the Corporation’s transfer agent, Computershare Trust Company of Canada, in the envelope provided or by fax to 1-866-249-7775 (toll-free) and received no later than 48 hours prior to the Meeting or any adjournment thereof.

How will my Common Shares or Preferred Shares be voted if I give my Proxy?

If you have properly filled out, signed and delivered your proxy, then your proxyholder can vote your Common Shares or Preferred Shares for you at the Meeting.  If you have specified on the proxy form how you want to vote on a particular issue (by marking FOR, AGAINST, or WITHHOLD), then your proxyholder must vote your Common Shares or Preferred Shares accordingly.

If you have not specified how to vote on a particular issue, then your proxyholder can vote your Common Shares or Preferred Shares as they see fit.  However, if you have not specified how to vote on a particular issue and Mr. Rieder or Mr. Sikorsky have been appointed as proxyholder, your Common Shares or Preferred Shares will be voted in favour of the particular issue.  For more information on these issues, see “Business of the Meeting”.  The enclosed form of proxy confers discretionary authority upon the proxyholder you name with respect to amendments or variations to the matters identified in the accompanying Notice of Annual Meeting of Shareholders and other matters that may properly come before the Meeting.  If any such amendments or variations are proposed to the matters described in the Notice, or if any other matters properly come before the Meeting, your proxyholder may vote your Common Shares or Preferred Shares as they consider best.

Revoking a Proxy

If you want to revoke your proxy after you have delivered it, you can do so at any time before it is used.  You or your authorized attorney may revoke a proxy by (i) clearly stating in writing that you want to revoke your proxy and delivering this revocation by mail to Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or fax to 1-866-249-7775 (toll-free), or to the registered office of the Corporation, Suite 1300, 777 Dunsmuir Street, Vancouver, British Columbia V7Y 1K2, Attention:  Joseph Garcia, Corporate Secretary, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or (ii) in any other manner permitted by law.  Revocations may also be delivered to the Chairperson of the Meeting on the day of the Meeting or any adjournment thereof.  Such revocation will have effect only in respect of those matters upon which a vote has not already been cast pursuant to the authority confirmed by the proxy.  If you revoke your proxy and do not replace it with another in the manner provided in “Appointing a Proxyholder” above, you will be able to vote your Common Shares or Preferred Shares in person at the Meeting.

Only Registered Shareholders have the right to revoke a proxy.  Non-registered shareholders who wish to change their voting instructions must, in sufficient time in advance of the Meeting, arrange for the Corporation (where the non-registered holder is a NOBO) or their intermediaries (where the non-registered shareholder is an OBO) to change their vote and if necessary revoke their proxy.

Cost of this Solicitation of Proxies

The cost of this solicitation of proxies is borne by the Corporation.  It is expected that the solicitation will be primarily by mail, but proxies or votes or voting instructions may also be solicited personally or by telephone or other means of communication by directors and regular employees of the Corporation without special compensation.  In addition, the Corporation may retain the services of agents to solicit proxies or votes or voting instructions on behalf of management of the Corporation.  In that event, the Corporation will compensate any such agents for such services, including reimbursement for reasonable out-of-pocket expenses, and will indemnify them in respect of certain liabilities that may be incurred by them in performing their services.  The Corporation may also reimburse brokers or other persons holding Common Shares or Preferred Shares in their names, or in the names of nominees, for their reasonable expenses in sending proxies and proxy material to beneficial owners and obtaining their proxies or votes or voting instructions.

Who counts the votes?

The Corporation’s transfer agent, Computershare Trust Company of Canada, counts and tabulates the proxies.  This is done independently of the Corporation to preserve confidentiality in the voting process.  Proxies are referred to the Corporation only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law.

How do I contact the transfer agent?

If you have any inquiries, the transfer agent, Computershare Trust Company of Canada, can be contacted as follows:

Mail:	Computershare Trust Company of Canada
9th Floor, 100 University Avenue
Toronto, Ontario
M5J 2Y1

Telephone:	1-416-263-9200
Fax:	1-866-249-7775 (toll-free)

BUSINESS OF THE MEETING

Receive the Financial Statements

The consolidated financial statements of the Corporation for the twelve month period ended December 31, 2008 and the auditors’ report thereon will be placed before shareholders at the Meeting.

Election of Directors

The Articles of Amalgamation of the Corporation provide that the Corporation shall have a minimum of three and a maximum of twenty directors.  The by-laws of the Corporation authorize the directors to fix the actual number of directors.  The Corporation currently has seven directors and the directors have fixed the number of directors at seven.  Each director of the Corporation is elected annually and holds office until the next Annual Meeting of the Corporation unless he or she ceases to hold office prior to such time.  The persons proposed for nomination are, in the opinion of the Board and management, well qualified to act as directors for the ensuing year.  The persons named in the enclosed form of proxy intend to vote for the election of such nominees.

The following table sets forth for all persons proposed to be nominated by management for election as director, the positions and offices with the Corporation now held by them, their present principal occupation and principal occupation for the preceding five years, the periods during which they have served as directors of the Corporation and the number of Common Shares of the Corporation beneficially owned, directly or indirectly, by each of them, or over which they exercise control or direction as at May 18, 2009.

Name, Province/State and Country of Residence(1)	Position with the Corporation and when Individual became a Director	Present Principal Occupation or Employment(1)	No. of Common Shares Beneficially Owned, Controlled or Directed(1)(2)
Robert W. Rieder, M.B.A. British Columbia, Canada	Director, Chief Executive Officer and Chairman of the Board April 16, 1997	Chief Executive Officer (April 1998 to present); Chairman (March 2007 to present), President (April 1998 to March 2006) of Cardiome Pharma Corp.	139,696
Jackie M. Clegg(3)(5) Washington, DC, United States	Director September 2, 2004	Founder and Managing Partner, Clegg International Consultants, L.L.C. (September 2001 to present)	Nil
Peter W. Roberts, FCA, CPA (Illinois), ICD.D(3)(5) British Columbia, Canada	Director September 18, 2005	Retired (March 2004 to present); Chief Financial Officer and Corporate Secretary, Sierra Wireless, Inc. (January 1999 to March 2004)	Nil
Harold H. Shlevin, Ph.D.(3)(4)(5) Georgia, United States	Director October 14, 2004
Head of operations, Altea Therapeutics Corporation (October 2008 to present); President and Chief Executive Officer of Tikvah Therapeutics Inc. (June 2006 to July 2008); Global Senior Vice President, Regulatory, External Affairs, Safety and Quality, Solvay Pharmaceuticals Inc. (January 2006 to May 2006) President and Chief Executive Officer, Solvay Pharmaceuticals, Inc. (July 2000 to December 2005)
Nil
Richard M. Glickman(4) British Columbia, Canada	Director December 11, 2006	Retired (July 2007 to present); Co-founder, Chairman and Chief Executive Officer, Aspreva Pharmaceuticals Corporation (January 2002 to July 2007)	Nil
Douglas G. Janzen British Columbia, Canada	Director, President and Chief Business Officer March 2006	President and Chief Business Officer, Cardiome Pharma Corp. (March 2006 to present); Chief Financial Officer, Cardiome Pharma Corp. (January 2003 to March 2006); Managing Director, Sprott Securities Inc. (January 2002 to January 2003)	84,000
William L. Hunter, MD, MSc.(3)(4) British Columbia, Canada	Director June 11, 2007	President, Chief Executive Officer and Founder of Angiotech Pharmaceuticals, Inc. (CEO 1997 to Present)	Nil

Notes:

(1)	This information has been provided by the respective nominee as of May 18, 2009.
(2)	The number of Common Shares held includes Common Shares of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by the proposed nominee.
(3)	Member of the Corporate Governance and Nomination Committee. Ms. Clegg is the Chair.
(4)	Member of the Compensation Committee. Dr. Shlevin is the Chair.
(5)	Member of the Audit Committee. Mr. Roberts is the Chair.

The Corporation is not aware that any of the above nominees will be unable or unwilling to serve; however, should the Corporation become aware of such an occurrence before the election of directors takes place at the Meeting, if one of the persons named in the enclosed form of proxy is appointed as proxyholder, it is intended that the discretionary power granted under such proxy will be used to vote for any substitute nominee or nominees whom the Corporation in its discretion may select.

Appointment and Remuneration of Auditors

On April 21, 2006, the Board resolved that KPMG LLP, Chartered Accountants (“KPMG”), be appointed as auditor of the Corporation.  KPMG will be nominated at the Meeting for appointment as auditor of the Corporation at a remuneration to be fixed by the directors.  KPMG is located at 900-777 Dunsmuir Street, Vancouver, British Columbia.

There have been no reportable events between the Corporation and KPMG for the purposes of National Instrument 51-102 - Continuous Disclosure Obligations.

The resolution appointing auditors must be passed by a majority of the votes cast by the shareholders who vote in respect of that resolution.

Principal Accountant Fees and Services

The following table provides information about the fees billed to us for professional services rendered by KPMG, the Corporation’s principal accountant, during fiscal 2008 and 2007:

	December 31, 2008	December 31, 2007
Audit Fees(1)	$564,317	$404,448
Audit-Related Fees(2)	$-	$280,771
Tax Fees(3)	$27,000	$85,000
All Other Fees	$-	$-

Notes:

(1)	Audit fees consist of fees for the audit of our annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.
(2)
Audit related fees are fees for assurance and related services related to the performance of the audit or review of the annual financial statements that are not reported under “Audit Fees”.  These include due diligence for business acquisitions, audit and accounting consultations regarding business acquisitions, and other attest services not required by statute.

(3)	Tax fees, tax planning, tax advice and various taxation matters.

Pre-Approval Policies

Since the enactment of the Sarbanes-Oxley Act of 2002 on July 30, 2002, all audit and non-audit services performed by the Corporation’s auditor for the twelve-month period ended December 31, 2008 were pre-approved by the Audit Committee of the Corporation.  It is the Corporation’s policy that all audit and non-audit services performed by the Corporation’s auditor will continue to be pre-approved by the Audit Committee of the Corporation.

STATEMENT OF EXECUTIVE COMPENSATION

Composition of the Compensation Committee

The Compensation Committee of the Board (the “Compensation Committee”) consists of Drs. Shlevin (Chair), Hunter and Glickman.  Dr. Shlevin was appointed to the Compensation Committee on July 25, 2006 and was appointed Chair of the Compensation Committee on March 26, 2007.  Drs. Hunter and Glickman were appointed to the Compensation Committee on June 11, 2007.

Compensation Discussion and Analysis

Compensation Program and Strategy

The Corporation’s executive compensation program and strategy is designed to (1) be competitive in order to help attract and retain the talent needed to lead and grow the Corporation’s business, (2) provide a strong incentive for executives and key employees to work toward achievement of the Corporation’s goals and strategic objectives, and (3) ensure that the interests of management of the Corporation and the Corporation’s shareholders are aligned.

The Corporation’s compensation program and strategy for its executive officers consists primarily of three main elements: base salary, an annual cash incentive and equity based compensation.  In May 2008, a success plan providing for potential incentive cash bonuses based on successful completion of a strategic transaction became part of the Corporation’s compensation program and strategy for its executive officers and other key employees.

The Compensation Committee undertook an extensive review in 2007 and 2008 of the Corporation’s compensation and incentive programs for management, other personnel and non-management directors.  In connection with such review, the Compensation Committee retained Mercer (Canada) Limited (“Mercer”) in 2007 and 2008 to provide (i) benchmark market data for management positions, (ii) general market observations with respect to trends and issues concerning incentives and (iii) recommendations regarding management compensation levels and programs, including advice on incentive and retention plans within the context of a possible corporate transaction and proposing and modelling a success cash bonus incentive plan.  In addition to this mandate, Mercer provided general employee compensation consulting services to the Corporation.  Decisions as to compensation are made by the Compensation Committee and the Board and may reflect factors and considerations other than the information and recommendations provided by Mercer.

The review of management compensation and incentive programs included a review of market data of a comparator group (the “comparator group”) of publicly listed companies that included Canadian and U.S. companies in the biotechnology and pharmaceutical industries with a market capitalization in the range of approximately ½ to 2 times the Corporation’s market capitalization.  For 2008, the Corporation considers the following Canadian and U.S. companies as an appropriate comparator group, based on their market capitalization and their size and complexity.

Alexion Pharmaceuticals Inc.	Acorda Therapeutics Inc.	Angiotech Pharmaceuticals Inc.
Arena Pharmaceuticals Inc.	Axcan Pharma Inc.	Biomarin Pharmaceutical Inc.
Cangene Corporation	Indevus Pharmaceuticals Inc.	Halozyme Therapeutics Inc.
Labopharm Inc.	Bellus Health Inc.	PDL Biopharma Inc.
QLT Inc.	The Medicines Company	Theratechnologies Inc.

Such review resulted in the Compensation Committee determining that the executive compensation of the Corporation, including salary and annual incentive bonuses and equity-based compensation, was low compared to comparable companies.  As a result, the Compensation Committee recommended increases in the base salary of certain executives and recommended change of control compensation arrangements for certain employees.  These recommendations were approved by the Board in January 2008.  In addition, the Compensation Committee determined that in order to assist the Corporation to be able to retain and attract key executive talent, the Corporation’s equity-based compensation for certain executives and other personnel should be increased.  The Compensation Committee also recommended the adoption of a cash bonus incentive plan (the “Success Plan”) to provide an additional incentive to management and key employees of the Corporation to create or realize value for the shareholders of the Corporation through transactions other than partnership opportunities, such as acquisitions or divestitures by the Corporation or the sale of all or part of the Corporation.  The Success Plan was approved and adopted by the Board in May 2008.  In December 2008 the original Success Plan was terminated and replaced with a new Amended Success Plan (defined below).

The elements of the Corporation’s executive compensation program and strategy are discussed in greater detail below.

Base Salary

The base salary level for the Corporation’s Chief Executive Officer is based on his overall experience and responsibilities.  The salary is determined after considering the salary levels of other executives with similar responsibilities and experience and comparison of salary levels of comparable executives at a variety of companies, with particular emphasis on biotechnology companies.  The Chief Executive Officer’s salary is approved by the Board based on the recommendation of the Compensation Committee, which seeks general advice and from time to time more specific advice and recommendations from outside advisors.  Pursuant to the terms of the Chief Executive Officer’s employment contract with the Corporation, the salary is reviewed annually by the Board and may be increased in the Board’s discretion each year, provided that it is to be increased by at least the percentage increase in the cost of living in the Vancouver area over the previous year.

The base salary levels for the other Named Executive Officers (defined below) of the Corporation are based on the executive’s overall experience and responsibilities.  The salaries are reviewed annually.  They are determined primarily on the basis of the Compensation Committee’s review of the Chief Executive Officer’s assessment of each executive officer’s performance during the prior year, the Compensation Committee’s understanding of normal and appropriate salary levels for executives with responsibilities and experience comparable to that of the executive officer, and the terms of the officer’s employment agreement with the Corporation.  The salaries are approved by the Board, based on the recommendation of the Compensation Committee, together with recommendations from the Chief Executive Officer.  External sources and advisors are consulted from time to time when the Compensation Committee considers it necessary or desirable.

Annual Cash Incentive

The Corporation’s Chief Executive Officer is entitled to receive an annual cash incentive bonus (as well as grants of stock options under the Corporation’s Amended Stock Option Plan, as described below), based on the Corporation and the Chief Executive Officer achieving certain milestones of corporate and personal objectives.  The milestones are annually established by the Compensation Committee and approved by the Board, and the milestones and portions of the bonus awarded in respect thereof are annually agreed to between the Board and the Chief Executive Officer.

The Named Executive Officers other than the Chief Executive Officer are entitled to receive an annual cash incentive bonus (as well as grants of stock options under the Corporation’s Amended Stock Option Plan, as described below) if certain milestones of corporate and personal objectives are achieved.  The milestones are annually established by the Compensation Committee, with recommendations from the Chief Executive Officer, and agreed to with the executive officer.  The amount of the annual cash incentive bonuses are not subject to any minimum amount.

As a matter of normal practice, in past years the Corporation annually determines milestones of corporate and personal objectives for each year during the first quarter of the fiscal year and then, following the end of the year, the Compensation Committee makes a subjective discretionary assessment regarding the extent to which such milestones have been achieved and, based on that assessment, in its discretion the Compensation Committee recommends to the Board discretionary awards of annual cash incentive bonuses, and discretionary grants of stock options under the Amended Stock Option Plan, for the Chief Executive Officer and, in consultation with, and based on the recommendation of, the Chief Executive Officer, the Compensation Committee recommends to the Board discretionary awards of annual cash incentive bonuses, and discretionary grants of stock options under the Amended Stock Option Plan, for the other executive officers of the Corporation.  Generally, the Compensation Committee, in its discretion, based on such subjective assessment, determines an aggregate incentive value that the Committee recommends or approves for each executive officer, and the executive officers receive 50% of such value in the form of a cash incentive bonus and 50% of such value in the form of stock options under the Amended Stock Option Plan.

For 2008, the Committee determined that the corporate and personal objectives for the senior executive officers for 2008 should largely relate to (i) together with its co-development partner, Astellas Pharma US, Inc., obtaining United States Food and Drug Administration approval of vernakalant (iv) and (ii) the Corporation’s evaluation and consideration of partnership opportunities for vernakalant, as well as alternative strategies to maximize shareholder value, including acquisitions, divestitures and the sale of all or part of the Corporation.

The global financial crisis, and its effect generally on public corporation stocks, significantly impacted upon the prospects of the Corporation completing a strategy or transaction to maximize shareholder value.  In addition, in connection with Astellas’ application to the United States Food and Drug Administration in respect of vernakalant (iv) and the engagement by the Corporation in March 2008 of Merrill Lynch Co. as financial advisor to assist in evaluating partnership opportunities for vernakalant as well as alternative strategies to maximize shareholder value, a trading blackout period was in effect for directors and executive officers for most of 2008 during which, pursuant to the Corporation’s trading policies, it would not grant stock options.  In light of the financial crisis and its impact, the Compensation Committee, in its discretion, determined that no awards of annual cash incentive bonuses and no grants of stock options should be made to executives, including the Named Executive Officers, for 2008.

In April 2009, the Corporation announced a collaboration and licence agreement for the development and commercialization of vernakalant, which agreement is subject to any applicable waiting period under the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976 having terminated or expired.  In connection with such agreement, and to compensate the executive officers of the Corporation for their contributions in relation to assisting the Corporation in realizing this significant milestone achievement, it is anticipated that the Board may approve one time awards of cash incentive bonuses to executives, including the Named Executive Officers, during 2009.  Any such bonuses will only be granted if the conditions to the effectiveness of the collaboration and licence agreement are satisfied, and remain subject to discretion of the Board.

Equity Based Incentives

The Board and Compensation Committee believe that in order to (1) assist the Corporation in attracting and retaining management and key employees and non-management directors and providing such employees and directors with incentive to continue in the service of the Corporation, (2) create a greater commonality of interests between such employees and directors and the shareholders of the Corporation through incentive compensation based on the value of the Corporation’s Common Shares and (3) where appropriate, provide such employees and directors an incentive to create or realize value for shareholders of the Corporation through potential partnership opportunities or alternative strategies, the compensation of executive officers, other key employees and non-management directors should include, in addition to base salary, and the annual cash incentive payable to executive officers, equity based compensation that is competitive with peer companies, including the comparator group.  The Corporation’s equity based compensation currently is made in the form of stock options granted under the Amended Incentive Stock Option Plan of the Corporation (the “Amended Incentive Stock Option Plan” or the “Plan”).

Amended Incentive Stock Option Plan

The Amended Incentive Stock Option Plan was approved by shareholders of the Corporation in May 2001 and was subsequently amended in May 2002, May 2004, June 2006 and September 2007.  Under the Amended Incentive Stock Option Plan, the Board may, in its discretion, grant options to purchase Common Shares to directors, officers, employees, contractors and consultants of the Corporation or any of its subsidiaries.  In addition, the Chief Executive Officer (“CEO”), provided he or she at such time is a director of the Corporation, may in his or her discretion, subject to certain limitations, grant options to purchase Common Shares to employees of the Corporation or any of its subsidiaries.  The exercise price of options granted under the Plan is established at the time of grant and must be not less than the closing price of the Common Shares on the Toronto Stock Exchange immediately preceding the date of the grant.  Options granted prior to July 27, 2007 must be exercised no later than six years after the date of the grant and options granted after July 27, 2007 must be exercised no later than five years after the date of grant.  The vesting terms of options are established at the time of grant.  For a more complete description of the Amended Incentive Stock Option Plan, please see “Securities Authorized For Issuance Under Equity Compensation Plans - Amended Incentive Stock Option Plan”.

As a matter of normal practice, the Corporation typically makes annual grants of options under the Amended Incentive Option Plan in the first half of the year based on performances achieved in the prior year, and normally awards options to non-management directors at the time of the Corporation’s annual general meeting each year.

The options granted to executive officers and other employees are typically granted by the Board, based on the recommendations of the Compensation Committee.  The Compensation Committee consults with and accepts recommendations from the CEO regarding grants of options to non-management employees based on contributions and performance during the prior year.  In determining to make grants of options, the Board, Compensation Committee and CEO take into account previous and other grants or awards of equity compensation (including options) to the grantees and others.  In granting options both to executive officers and other employees, as well as non-management directors, the Board, based on the recommendations of the Compensation Committee, determines the portion of the potential ownership of the Corporation the Board wishes to grant as compensation and then determines the value of the awards, which is calculated applying a standard Black-Scholes-Merton model, which the Compensation Committee and the Board concludes produces a meaningful and reasonable estimate of fair value.

2009 Option Grants

In connection with Astellas’ application to the United States Food and Drug Administration in respect to vernakalant (iv) and the engagement by the Corporation in March 2008 of Merrill Lynch Co. as financial advisor to assist in evaluating partnership opportunities for vernakalant as well as alternative strategies to maximize shareholder value, including acquisitions, divestitures and the sale of all or part of the Corporation, a trading blackout period was in effect for directors and officers for most of 2008 during which, pursuant to the Corporation’s trading policies, it would not grant stock options.  Such trading blackout period has remained in effect following the end of 2008 to and including the date of this Information Circular.

It is anticipated that following the expiry of the trading blackout period, the Board will approve grants of options under the Amended Incentive Stock Option Plan.  The Compensation Committee and the Board anticipate that such grants will (i) in part be granted to executive officers and other employees in recognition of contributions and performance achieved in 2007, which options would have otherwise been granted in 2008, but could not be granted at that time because the Corporation had imposed a trading blackout; (ii) in part be granted to non-management directors, which options would have otherwise been granted in 2008, but could not be granted at that time because the Corporation had imposed a trading blackout; (iii) in part be granted to executive officers and other employees as additional one-time incentive compensation in relation to past performance, which options would have otherwise been granted in 2008, but could not be granted at that time because the Corporation had imposed a trading blackout; and (iv) in part be granted to non-management employees for retention and other purposes, which options would have otherwise been granted in 2008, but could not be granted at that time because the Corporation had imposed a trading blackout.  Such option grants, if made, to executive officers, will not be compensation for the 2008 financial year.  As a result, if granted, these options will reflect compensation that is not necessarily an indicator of expected compensation levels in future periods.

The options that are anticipated to be granted, if granted, will be granted by the Board based on the recommendations of the Compensation Committee.  The Compensation Committee has recommended to the Board, based in part upon the internal and external review of management compensation, that the Corporation’s equity compensation for certain employees should be increased and to continue the Corporation’s equity compensation practices for non-executive directors.  The Compensation Committee has consulted with the Corporation’s Chief Executive Officer regarding proposed grants of options to non-management employees in relation to contributions and performance in 2007, and accepted recommendations from the Chief Executive Officer regarding proposed grants of options to non-management employees.

If the proposed options are granted, the exercise price shall be established by the Board at the time of the grant which will not be less than the closing price of the Common Shares on the Toronto Stock Exchange immediately preceding the date of the grant, and such options will be exercisable no later than five years after the date of the grant.  The vesting schedule of such options granted to officers, employees, consultants and contractors shall be established by the Board at the time of the grant and such options granted to non-executive directors will vest immediately upon grant.  These proposed options have not, however, been granted and remain subject to the discretion of the Board.

Success Cash Bonus Incentive Plan

The Compensation Committee and Board determined that, in light of the circumstances facing the Corporation, including existing market and economic conditions, it was desirable to adopt a Success Plan providing for potential incentive bonuses based on successful completion of a strategic transaction, other than a licensing or partnership, as part of the Corporation’s compensation program and strategy.  The purpose of the Success Plan is to provide (1) an additional incentive to executive officers and key employees to create or realize value for the shareholders of the Corporation through any transaction pursuant to which any person acquires, directly or indirectly, more than 50% of the voting securities of the Corporation or effective control of the business and affairs of the Corporation, or any direct or indirect  disposition of all or substantially all of the assets of the Corporation, or any other transaction determined by the Board to constitute any of the foregoing (an “M & A Transaction”), (2) participating employees with a direct interest in the successful completion of an M & A Transaction by providing such employees with a cash bonus incentive award based on such successful completion, (3) a greater commonality of interests between the participating employees and the shareholders of the Corporation through incentive compensation based on the value of a successfully completed M & A Transaction, and (4) participating employees with an incentive to continue in the service of the Corporation until after the completion of the M & A Transaction.

In May 2008, the Board approved and adopted the Success Plan, following the recommendation of the Compensation Committee.  The Compensation Committee received advice and recommendations from Mercer regarding the design and structure of the Success Plan.  The Success Plan provides for the establishment of a bonus incentive pool representing an aggregate amount that may be paid, in one-time cash payments, to participating employees, payable at the time of completion of any M & A Transaction.  The aggregate amount of the bonus pool under the Success Plan is based on the “Total Value Created” by the M & A Transaction, determined based on the total number of Common Shares issued and outstanding at the time of completion of the transaction and the difference between the value per Common Share represented by the M & A Transaction and a baseline price per Common Share determined for this purpose pursuant to the terms of the plan.  The size of the bonus pool is based on a percentage which is determined based on the amount by which the value per Common Share represented by the transaction exceeds the baseline price per Common Share.

Pursuant to the Success Plan, the Compensation Committee in its discretion, will make a recommendation to the Board regarding the allocation of the bonus incentive pool among the plan participants.  The Compensation Committee will recommend the amount, if any, of the bonus incentive pool to be allocated and paid as a one-time cash bonus payment to the Corporation’s Chief Executive Officer and will consult with the Chief Executive Officer regarding the amounts, if any of the bonus pool to be allocated and paid to each of the other plan participants.  The amount, if any, which the Compensation Committee recommends be paid to each plan participant will reflect the Compensation Committee’s assessment of the contributions made by the respective participants in relation to assisting the Corporation in realizing the value per Common Share represented by the M & A Transaction and in the negotiation and completion of the M & A Transaction.

In the event an M & A Transaction is completed, the plan participants will be entitled to receive cash bonus payments of the amounts so recommended by the Compensation Committee and approved by the Board (or such other amounts as the Board in its discretion may determine).  Although it is anticipated that the entire amount of the bonus incentive pool will be paid out in the event of completion of an M & A Transaction and that all plan participants will receive a bonus payment under the plan, the amount, if any, of the bonus to be paid to each plan participant is in the sole and absolute discretion of the Compensation Committee and the Board.

The Compensation Committee determined that Robert W. Rieder, Cardiome’s Chairman of the Board and Chief Executive Officer, Douglas G. Janzen, Cardiome’s President and Chief Business Officer, Curtis Sikorsky, Cardiome’s Chief Financial Officer, Charles G. Fisher, Cardiome’s Chief Medical Officer and Executive Vice President, Clinical and Regulatory Affairs, Donald A. McAfee, Cardiome’s Chief Scientific Officer, Karim Lalji, Cardiome’s Senior Vice President, Commercial Affairs, Shelia M. Grant, Cardiome’s Vice President, Product Development - vernakalant, Guy Cipriani, Cardiome’s Vice President, Business Development, and Taryn Boivin, Cardiome’s Vice President, Pharmaceutical Sciences and Manufacturing, are entitled to participate in the Success Plan.

The Compensation Committee and Board determined that the compensation payable under the Success Plan should be tied to the successful completion of an M & A Transaction such that any bonuses contemplated under the Success Plan are only payable in the event an M & A Transaction is completed, payable at the time of completion of the M & A Transaction.  In addition, the Compensation Committee and Board determined, based in part on information obtained from Mercer concerning executive incentives, that the amount of the bonus pool should be an escalating amount based on a percentage which is determined based on the amount by which the value per Common Share represented by the M & A Transaction exceeds the baseline price per Common Share, in order to provide greater incentive to the participants to attempt to maximize the value created or realized by the M & A Transaction.

The Board, based on the recommendation of the Compensation Committee, determined the value of benefits that may potentially be paid to participants in the event of a successful completion of an M & A Transaction at various threshold values per Common Share compared to the value represented by the M & A Transaction.  The Board and Compensation Committee selected an M & A Transaction as the appropriate event to trigger payment under the Success Plan on the basis of a determination that, as at the time of the adoption of the Success Plan and designation of the participants, in light of the circumstances surrounding the Corporation and the fact that it was continuing a strategic review process commenced in March 2008 pursuant to which the Corporation was considering and evaluating potential partnership opportunities or alternative strategies to maximize shareholder value, including acquisitions, divestitures and the sale of all or part of the Corporation, an M & A Transaction likely offered the greatest potential to create or realize value for the shareholders of the Corporation.

In addition to consulting Mercer in relation to the Success Plan, the Compensation Committee consulted with the Corporation’s Chief Executive Officer who, among other things, provided advice to the Compensation Committee regarding his assessment of the employees of the Corporation expected to make contributions in assisting the Corporation in creating or realizing value for shareholders through an M & A Transaction, to assist the Compensation Committee in determining who, other than the Chief Executive Officer, should be designated as participants in the Success Plan.  As described above, pursuant to the Success Plan, in the event of any M & A Transaction, the Compensation Committee will consult with the Chief Executive Officer regarding the amounts, if any of the bonus pool to be allocated and paid to each of the other plan participants.

In determining to adopt and approve the Success Plan and determine the plan participants, the Compensation Committee and the Board took into account previous and other grants or awards of equity compensation (stock options) to the participants and others, and rights of certain employees under certain change of control compensation arrangements with the Corporation.

When the Success Plan was adopted and the plan participants designated in May 2008, the baseline price per Common Share established for the purposes of the Success Plan was to be an amount determined for this purpose by the Compensation Committee.  The Compensation Committee, subject to adoption of the plan by the Board, determined that the baseline price should be U.S.$11.00 per share.  At that time, the closing market price for the Common Shares on the NASDAQ was U.S.$9.43.  The size of the bonus pool that potentially would be paid was an escalating amount based on the amount by which the value per Common Share represented by the M & A Transaction exceeded the baseline price per share, ranging between 0% if the per share value represented by the transaction did not exceed U.S. $11.00 per share and 2.8% if the per share value represented by the transaction was at least U.S. $19.00.

In December 2008, the Compensation Committee further consulted with Mercer regarding the Success Plan.  Following such consultation, the Board, on recommendation of the Compensation Committee, determined to terminate the original Success Plan and adopt a new amended Success Plan (the “Amended Success Plan”) under which the baseline price per Common Share under the plan is determined using a volume weighted average trading price of the Common Shares on NASDAQ or other stock exchange on which the majority of the trading volume and value of the trading of the Common Shares occurs for the 20 trading days immediately preceding the date of the press release announcing the M & A Transaction, expressed in terms of U.S. dollars, calculated by dividing the total value by the total volume of Common Shares traded for the relevant period.

Under the Amended Success Plan, the amount of the bonus pool that potentially may be paid continues to be an escalating amount based on the amount by which the value per Common Share represented by the M & A Transaction exceeds the baseline price per Common Share, ranging between 0% if the per share value represented by the transaction is not greater than 1.1 times the baseline price to a maximum of 3.0% if the per share value represented by the transaction is at least 1.9 times the baseline price.

The persons entitled to participate in the Amended Success Plan are the persons previously entitled to participate in the original Success Plan, as described above.

The Success Plan became effective when adopted in May 2008 and provided that it would expire one year thereafter if no M & A Transaction is completed.  The Amended Success Plan became effective in December 2008 and provides that it will expire one year thereafter if no M & A Transaction is completed.

Performance Graph

The following table and graph compares the cumulative total shareholder return on $100 invested in Common Shares of the Corporation with $100 invested in the S&P/TSX Composite Index from December 31, 2003 to December 31, 2008 (the Corporation’s most recent financial year end).

Year End	2003	2004	2005	2006	2007	2008
COM	$100.00	$196.75	$253.68	$281.82	$192.86	$121.00
S&P/TSX Composite Index	$100.00	$112.48	$137.12	$157.02	$168.27	$109.33

Year End	Dec. 31, 2003	Dec. 31, 2004	Dec. 30, 2005	Dec. 29, 2006	Dec. 31, 2007	Dec. 31, 2008
COM	$4.62	$9.09	$11.72	$13.02	$8.91	$5.59
S&P/TSX Composite Index	8,220.89	9,246.65	11,272.26	12,908.39	13,833.06	8,987.70

The trend in overall compensation paid to the Named Executive Officers over the past five years has generally not tracked the performance of the market price of the Common Shares, nor has it tracked the S&P/TSX Composite Index during the period.  The Company has not included market price targets of the Common Shares as a component of the Company’s executive compensation program and strategy.

Compensation of Executive Officers

Summary Compensation Table

The following table provides a summary of the total compensation earned during the fiscal year ended December 31, 2008, the fiscal year ended December 31, 2007 and the fiscal year ended December 31, 2006 by the Chief Executive Officer, the Chief Financial Officer and the Corporation’s three most highly compensated executive officers other than the Chief Executive Officer and the Chief Financial Officer (such five executive officers are hereafter collectively called the “Named Executive Officers”).

Non-equity incentive plan compensation
Name and principal position	Fiscal Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Annual incentive plans ($)	Long-term incentive plans ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
Robert W. Rieder(1) Chief Executive Officer and Chairman	2008 2007 2006	610,635 549,573 515,472	Nil Nil Nil	Nil Nil 202,654(2)	Nil 200,000(3) 211,020(4)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	610,635 749,573 929,146
Douglas G. Janzen President and Chief Business Officer	2008 2007 2006	489,998 468,000 455,962	Nil Nil Nil	Nil Nil 160,713(2)	Nil 102,273(3) 167,344(4)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	489,998 570,273 784,019
Curtis Sikorsky Chief Financial Officer	2008 2007 2006	297,200 258,400 140,224	Nil Nil Nil	Nil Nil 50,061(2)	Nil 53,226(3) 52,128(4)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	297,200 311,626 242,413

Non-equity incentive plan compensation
Name and principal position	Fiscal Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Annual incentive plans ($)	Long-term incentive plans ($)	Pension value ($)	All other compensation ($)	Total compensation ($)
Charles Fisher Chief Medical Officer and Executive Vice-President, Clinical & Regulatory Affairs	2008 2007 2006	443,965(5) 380,333(6) 363,530(7)	Nil Nil Nil	Nil Nil 137,640(2)	Nil 66,805(3) 143,204(4)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	443,965 447,138 644,374
Donald A. McAfee Chief Scientific Officer	2008 2007 2006	316,330(8) 297,077(9) 293,389(10)	Nil Nil Nil	Nil Nil 91,320(2)	Nil 53,391(3) 95,118(4)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	316,330 350,468 479,827

Notes:

(1)	On March 27, 2007, Mr. Rieder was appointed the Chairman of the Board.
(2)	This sum represents stock options granted on March 26, 2007 for milestones achieved in the fiscal year ended December 31, 2006.
(3)	This sum represents discretionary bonus paid in April 2008 for milestones achieved in the fiscal year ended December 31, 2007.
(4)	This sum represents discretionary bonus paid in March 2007 for milestones achieved in the fiscal year ended December 31, 2006.
(5)
Mr. Fisher’s salary was US$422,500. The exchange rate used for conversion of U.S. dollars into Canadian dollars was U.S.$0.9517  = Cdn.$1.00, being the average of the Bank of Canada exchange rates on the date each semi-monthly payment was made during the year.

(6)
Mr. Fisher’s salary was US$355,500. The exchange rate used for conversion of U.S. dollars into Canadian dollars was U.S.$0.9347  = Cdn.$1.00, being the average of the Bank of Canada exchange rates on the date each semi-monthly payment was made during the year.

(7)
Mr. Fisher’s salary was US$334,917. The exchange rate used for conversion of U.S. dollars into Canadian dollars was U.S.$0.9213 = Cdn.$1.00, being the average of the Bank of Canada exchange rates on the date each semi-monthly payment was made during the year.

(8)
Mr. McAfee’s salary was US$306,000. The exchange rate used for conversion of U.S. dollars into Canadian dollars was U.S.$0.9673  = Cdn.$1.00, being the average of the Bank of Canada exchange rates on the date each semi-monthly payment was made during the year.

(9)
Mr. McAfee’s salary was US$272,625. The exchange rate used for conversion of U.S. dollars into Canadian dollars was U.S.$0.9177 = Cdn.$1.00, being the average of the Bank of Canada exchange rates on the date each semi-monthly payment was made during the year.

(10)
Mr. McAfee’s salary was US$257,292. The exchange rate used for conversion of U.S. dollars into Canadian dollars was U.S.$0.8770 = Cdn.$1.00, being the average of the Bank of Canada exchange rates on the date each semi-monthly payment was made during the year.

Outstanding Option-Based and Share-Based Awards

The following table sets forth, for each Named Executive Officer, all of the option-based and share-based grants and awards outstanding on December 31, 2008.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Robert W. Rieder	600,000 20,000 34,435 13,636 28,827	3.32 6.70 7.21 9.40 12.07	5/16/2009 5/24/2010 6/15/2011 6/11/2012 3/25/2013	1,362,000 Nil Nil Nil Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Douglas G. Janzen	250,000 150,000 20,000 16,529 250,000 18,347 22,861	3.32 5.05 6.70 7.21 13.19 9.40 12.07	1/5/2009 8/14/2009 5/24/2010 6/15/2011 3/30/2013 6/11/2012 3/25/2013	567,500 81,000 Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil Nil Nil
Curtis Sikorsky	200,000 7,121	9.40 12.07	6/11/2012 3/25/2013	Nil Nil	Nil Nil	Nil Nil
Charles Fisher	600,000 12,304 19,579	8.95 9.40 12.07	1/16/2011 6/11/2012 3/25/2013	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Donald A. McAfee	250,000 3,306 14,043 12,990	6.29 7.21 9.40 12.07	11/7/2010 6/15/2011 6/11/2012 3/25/2013	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil

Notes:

(1)
From early 2008 a trading blackout has been imposed by the Corporation, during which time, pursuant to the Corporation’s trading policies, vested stock options could not be exercised by any holder of stock options.

Value Vested or Earned During 2008 Financial Year

The following table sets forth, for each Named Executive Officer, the value vested for all outstanding option-based and share-based awards and the value earned for all non-equity incentive plan compensation during the twelve month period ended December 31, 2008.

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Robert W. Rieder	30,439	Nil	Nil
Douglas G. Janzen	15,319	Nil	Nil
Curtis Sikorsky	9,600	Nil	Nil
Charles Fisher	738	Nil	Nil
Donald A. McAfee	3,686	Nil	Nil

Notes:

(1)
From early 2008 a trading blackout was imposed by the Corporation, during which time, pursuant to the Corporation’s trading policies, vested stock options could not be exercised by any holder of stock options.

Employment Contracts with Named Executive Officers

The Corporation has entered into employment agreements with each of the Named Executive Officers.

Robert W. Rieder

Under the employment agreement with Robert W. Rieder dated March 8, 2002, Mr. Rieder’s position is President and Chief Executive Officer of the Corporation in consideration for an annual salary of US$300,000 payable in equal semi-monthly instalments. Effective March 6, 2006, Mr. Rieder was no longer the President of the Corporation, but he continued the role as Chief Executive Officer.  On  March 27, 2007, Mr. Rieder was appointed the Chairman of the Board.  Mr. Rieder’s salary is reviewed annually by the Board, and may be increased at its discretion each year, provided that it shall be increased by at least the percentage increase in the cost of living in the Vancouver area over the previous fiscal year.  Mr. Rieder’s current annual salary is $600,000.  Mr. Rieder is entitled to receive an annual cash and stock option bonus, based on the Corporation achieving certain milestones, with the milestones and portions of the bonus awarded in respect thereof annually agreed to between the Board and Mr. Rieder.  Mr. Rieder is entitled to five weeks of paid vacation each year.

Mr. Rieder’s employment agreement had an initial term of three years.  The initial term is automatically renewed for further successive three-year terms and may be terminated by either party upon at least 30 days’ written notice before the end of the applicable term.  If (i) Mr. Rieder’s employment is terminated without cause, (ii) Mr. Rieder’s responsibilities or authority are changed in a fundamental way without his acceptance, (iii) for any reason Mr. Rieder is not elected as a director of the Corporation at an annual meeting of shareholders, or (iv) there is a change of control of the Corporation, he is entitled to receive any salary owed and expenses incurred up to the date of termination plus a severance payment of up to 18 months’ salary.  In addition, upon termination of employment in these circumstances, all outstanding incentive stock options held by Mr. Rieder will be vested immediately and the fringe benefits related to life, health and disability insurance programs will be extended up to one year from the date of termination or change of control.

Douglas G. Janzen

Under the employment agreement with Douglas G. Janzen dated January 6, 2003, Mr. Janzen’s position was the Chief Financial Officer of the Corporation in consideration for an annual salary of $250,000, payable in equal semi-monthly instalments. On March 6, 2006, Mr. Janzen was promoted to the position of President and Chief Business Officer of the Corporation.  Mr. Janzen’s salary is reviewed annually by the Corporation.  Mr. Janzen’s current annual salary is $495,330.  Mr. Janzen is eligible for a discretionary annual cash and stock option bonus, if certain milestones agreed to between the Corporation and Mr. Janzen are met.  He is entitled to six weeks of paid vacation each year.

Mr. Janzen’s employment agreement has an indefinite term and may be terminated by Mr. Janzen upon at least 60 days’ written notice and he will be entitled to receive any salary owed and expenses incurred up to the date of termination.  If Mr. Janzen’s employment is terminated by the Corporation without cause or there is a change of control of the Corporation, he is entitled to receive any salary owed and expenses incurred up to the date of termination plus a severance payment of up to 12 months’ salary.  In addition, upon termination of employment without cause or a change of control, all outstanding incentive stock options held by Mr. Janzen will vest immediately and the fringe benefits related to life, health and disability insurance programs will be extended up to one year from the date of termination or change of control.

Curtis Sikorsky

Under the employment agreement with Curtis Sikorsky dated June 9, 2006, Mr. Sikorsky’s position is the Chief Financial Officer of the Corporation in consideration for an annual salary of $250,000, payable in equal semi-monthly instalments.  This salary is reviewed annually by the Corporation.  Mr. Sikorsky’s current annual salary is $290,000.  Mr. Sikorsky is eligible for a discretionary annual cash and stock option bonus, if certain milestones agreed to between the Corporation and Mr. Sikorsky are met.  He also received a grant of 200,000 incentive stock options of which 40,000 options vested on the completion of a 3-month probationary period from the date of the grant. The remaining 160,000 options vest over 4 years, at a rate of 40,000 options per year on the anniversary date of the date of grant.  He is entitled to five weeks of paid vacation each year.

Mr. Sikorsky’s employment agreement has an indefinite term and may be terminated by Mr. Sikorsky upon at least 60 days’ written notice and he will be entitled to receive any salary owed and expenses incurred up to the date of termination.  If Mr. Sikorsky’s employment is terminated by the Corporation without cause or there is a change of control of the Corporation, he is entitled to receive any salary owed and expenses incurred up to the date of termination plus a severance payment of up to 12 months’ salary.  In addition, upon a change of control, all the unvested stock options held by Mr. Sikorsky will be vested immediately.

Charles J. Fisher

Under the employment agreement with Charles Fisher dated January 17, 2005, Dr. Fisher’s position is the Executive Vice President of Clinical Development and Regulatory Affairs and Chief Medical Officer of the Corporation in consideration for an annual salary of US$325,000, payable in equal semi-monthly instalments.  This salary is reviewed annually by the Corporation.  Dr. Fisher’s current annual salary is US$410,000.  Dr. Fisher is eligible for a discretionary annual cash and stock option bonus, if certain milestones agreed to between the Corporation and Dr. Fisher are met.  He also received a grant of 600,000 incentive stock options of which 120,000 vested upon grant and the remaining 480,000 vest over four years, at a rate of 120,000 per year on the anniversary date of the date of grant.  He is entitled to an additional grant of 100,000 options if certain milestones agreed to between the Corporation and Dr. Fisher are met.  He is entitled to four weeks of paid vacation each year.

Dr. Fisher’s employment agreement has an indefinite term and may be terminated by Dr. Fisher upon 30 days’ written notice and he will be entitled to receive any salary owed and expenses incurred up to the date of termination.  If Dr. Fisher’s employment is terminated by the Corporation without cause or there is a change of control of the Corporation, he is entitled to receive any salary owed and expenses incurred up to the date of termination plus a severance payment of up to 12 months’ salary.  In addition, upon termination of employment without cause or a change of control, all of the outstanding incentive stock options held by Dr. Fisher will be vested immediately and the fringe benefits related to life, health and disability insurance programs will be extended up to one year from the date of termination or change of control.

Donald A. McAfee

Under the employment agreement with Donald A. McAfee dated October 1, 2004, Dr. McAfee acted as the Vice President, New Product Development of the Corporation in consideration for an annual salary of US$250,000, payable in equal semi-monthly instalments.  On February 27, 2007, Dr. McAfee was promoted to the position of Chief Scientific Officer.  Dr. McAfee’s salary is reviewed annually by the Corporation.  Dr. McAfee’s current annual salary is US$300,000.  Dr. McAfee is eligible for a discretionary annual cash and stock option bonus, if certain milestones agreed to between the Corporation and Dr. McAfee are met.  He also received a grant of 250,000 incentive stock options of which 50,000 vested upon grant and the remaining 200,000 vest over four years, at a rate of 50,000 per year on the anniversary date of the date of grant.  He is entitled to four weeks of paid vacation each year.

Dr. McAfee’s employment agreement has an indefinite term and may be terminated by Dr. McAfee upon 30 days’ written notice and he will be entitled to receive any salary owed and expenses incurred up to the date of termination.  If Dr. McAfee’s employment is terminated by the Corporation without cause, he is entitled to receive any salary owed and expenses incurred up to the date of termination plus a severance payment of up to 12 months’ salary.

Estimated Termination Payments

The table below reflects amounts payable to the Named Executive Officers, assuming that their employment was terminated on December 31, 2008 either without cause or upon change of control of the Corporation.

Name	Severance ($)	Accelerated Vesting of Options ($)	Continuation of Benefits ($)	Total ($)
Robert W. Rieder	900,000	Nil	5,948	905,948
Douglas G. Janzen	495,330	Nil	6,092	501,422
Curtis Sikorsky	290,000	Nil	Nil	290,000
Charles Fisher	499,380	Nil	18,471	517,851
Donald A. McAfee	365,400	Nil	Nil	365,400

Assuming the announcement of an M & A Transaction on December 31, 2008, no amounts would have been payable to the Named Executive Officers under the Amended Success Plan upon the completion of the assumed M & A Transaction.

Directors’ and Senior Executives’ Liability Insurance and Indemnity Agreements

The Corporation maintains directors’ and senior executives’ liability insurance which, subject to the provisions contained in the policy, protects the directors and senior executives, as such, against certain claims made against them during their term of office.  Such insurance provides for an aggregate of US$25,000,000 annual protection against liability (less a deductible of up to US$250,000 payable by the Corporation depending on the nature of the claim).  The annual premium paid by the Corporation for this insurance is US$535,500.  The Corporation also has entered into indemnity agreements with directors and senior officers of the Corporation to provide certain indemnification to such directors and senior officers, as permitted by the Canada Business Corporations Act.

Compensation of Directors

Director Compensation Table

During the most recently completed fiscal year, each non-management director of the Corporation received total compensation for services provided to the Corporation in his or her capacity as director and/or consultant and/or expert as follows:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Jackie M. Clegg	79,063	Nil	Nil	Nil	Nil	Nil	79,063
Peter W. Roberts	110,656	Nil	Nil	Nil	Nil	Nil	110,656
Harold H. Shlevin	101,756	Nil	Nil	Nil	Nil	Nil	101,756
Richard Glickman	105,294	Nil	Nil	Nil	Nil	Nil	105,294
William L. Hunter	80,506	Nil	Nil	Nil	Nil	Nil	80,506

The compensation for non-management directors of the Corporation was increased in 2008 to reflect the additional obligations of the directors in connection with the strategic review process undertaken by the Corporation. Non-management directors of the Corporation were entitled to receive the following compensation for 2008: US$17,500 as an annual retainer fee to act as a board member; US$10,000 as an annual retainer fee to act as the chair of the Compensation Committee or the Corporate Governance and Nomination Committee; US$20,000 as an annual retainer fee to act as the chair of the Audit Committee; US$1,750 per teleconference Board or committee meeting or US$4,375 per Board or committee meeting attended in person; and an annual grant of incentive stock options to acquire 15,000 Common Shares of the Corporation with an exercise price equal to the market price on the grant date.  The Corporation pays all reasonable expenses associated with directors’ attendance at, and participation in, Board and committee meetings, and other Corporation business to which a director attends.  The Board annually reviews the adequacy and form of the compensation of directors and ensures the compensation realistically reflects the responsibilities and risk involved in being an effective director.

Effective June 11, 2007, Richard Glickman was appointed as lead independent director of the Corporation.  In 2008, Dr. Glickman received an additional fee of $50,000 for serving as lead independent director.

Outstanding Option-Based and Share-Based Awards

The following table sets forth, for each non-management director of the Corporation, all of the option-based and share-based awards outstanding on December 31, 2008.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Jackie M. Clegg	40,000	6.29	11/7/2009	Nil	Nil	Nil
	15,000	7.21	6/6/2010	Nil	Nil	Nil
	15,000	13.93	7/24/2012	Nil	Nil	Nil
	15,000	10.82	6/10/2013	Nil	Nil	Nil
Peter W. Roberts	50,000	8.6	9/18/2011	Nil	Nil	Nil
	15,000	13.93	7/24/2012	Nil	Nil	Nil
	15,000	10.82	6/10/2013	Nil	Nil	Nil

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Harold H. Shlevin	50,000	6.29	11/7/2009	Nil	Nil	Nil
	15,000	7.21	6/6/2010	Nil	Nil	Nil
	15,000	13.93	7/24/2013	Nil	Nil	Nil
	15,000	10.82	6/10/2012	Nil	Nil	Nil
Richard Glickman	50,000	12.95	1/10/2013	Nil	Nil	Nil
	15,000	10.82	6/10/2013	Nil	Nil	Nil
William L. Hunter	50,000	10.82	6/10/2013	Nil	Nil	Nil

Notes:

(1)
From early 2008 a trading blackout has been imposed by the Corporation, during which time, pursuant to the Corporation’s trading policies, vested stock options could not be exercised by any holder of stock options.

Value Vested or Earned During 2008 Financial Year

The following table sets forth, for each non-management director of the Corporation, the value vested for all outstanding option-based and share-based awards and the value earned for all non-equity incentive compensation during the twelve month period ended December 31, 2008.

Name	Option-based awards - Value vested during the year ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Jackie M. Clegg	Nil	Nil	Nil
Peter W. Roberts	6,250	Nil	Nil
Harold H. Shlevin	Nil	Nil	Nil
Richard Glickman	Nil	Nil	Nil
William L. Hunter	Nil	Nil	Nil

Notes:

(1)
From early 2008 a trading blackout has been imposed by the Corporation, during which time, pursuant to the Corporation’s trading policies, vested stock options could not be exercised by any holder of stock options.

Securities Authorized For Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2008 with respect to compensation plans under which equity securities of the Corporation are authorized for issuance.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average Exercise price of of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities Reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	4,828,562	Cdn.$8.30	2,141,488
Equity compensation plans not approved by securityholders	-	-	-

Amended Incentive Stock Option Plan

The Amended Incentive Stock Option Plan was approved by shareholders of the Corporation in May 2001 and was subsequently amended in May 2002, May 2004, June 2005, June 2006 and September 2007.  Pursuant to the Plan, the Board may, in its discretion, grant options to purchase Common Shares to directors, officers, employees, contractors and consultants of the Corporation or any of its subsidiaries.  In addition, the CEO, provided the CEO at such time is a director of the Corporation, may in his or her discretion, subject to certain limitations, grant options to purchase Common Shares to employees of the Corporation or any of its subsidiaries.

The Amended  Incentive Stock Option Plan provides that the maximum number of Common Shares which may be issued under the Plan from and after July 27, 2007 is 7,000,000, provided that the number of Common Shares that may be issued under the Plan will be increased annually, at the end of each fiscal year of the Corporation, such that any Common Shares that are issued on the exercise of options under the Plan in the prior year shall again become available to be made subject to an option that may be granted in a subsequent fiscal year.  Since July 27, 2007, 182,100 options were granted pursuant to the Plan, 243,798 options were exercised and 256,223 options were cancelled or expired.  As at the end of 2008, the maximum number of Common Shares that may be issued under the Plan from and after July 27, 2007, adjusted to reflect increases at the end of 2007 and 2008 as described above, is 6,970,050 Common Shares.  This maximum number represents approximately 9.8% of the issued and outstanding Common Shares on a fully-diluted basis (reflecting the full exercise of all outstanding options, whether or not vested and the full conversion of all outstanding Preferred Shares) and 10.9% on a non-diluted basis as at December 31, 2008 and approximately 9.8% of the issued and outstanding Common Shares on a fully-diluted basis and 10.9% on a non-diluted basis as at May 18, 2009.  As at May 18, 2009, options to purchase an aggregate of 4,806,062 Common Shares, representing approximately 6.8% of the issued and outstanding Common Shares on a fully diluted basis (7.5% on a non-diluted basis), are outstanding and unexercised under the Plan and the remaining number of Common Shares available to be issued pursuant to options granted from and after May 18, 2009 is 2,163,988 Common Shares, representing approximately 3.1% of the issued and outstanding Common Shares on a fully diluted basis (3.4% on a non-diluted basis).

Subject to the provisions of the Amended Incentive Option Plan, the Board or the CEO has authority to determine the limitations, restrictions and conditions, if any, applicable to the exercise of options granted under the Plan.  The Board or the CEO establishes the exercise price of options granted under the Plan at the time of grant which must be not less than the closing price of the Common Shares on the Toronto Stock Exchange immediately preceding the date of the grant.  Eligible persons granted options under the plan (“Participants”) may receive options on more than one occasion under the Plan and may receive separate options on any one occasion.

The Board or the CEO establishes the vesting terms of options at the time of grant.  Generally, outstanding options granted prior to the date hereof to officers, employees, consultants and contractors vest over four years, as to 25% at the end of each 12 month period commencing from the date of the grant of the options.  Options granted to each non-executive director upon becoming a director of the Corporation vest over three years, as to 25% immediately and 25% at the end of each 12 month period commencing from the date of the grant of the options.  Thereafter, annual option grants made to non-executive directors vest immediately upon grant.  All such options granted prior to July 27, 2007 must be exercised no later than six years after the date of grant and all such options granted after July 27, 2007 must be exercised no later than five years after the date of grant and all options are subject to the provisions described below regarding exercise following the Participant ceasing to be a director, officer, employee, contractor or consultant of the Corporation.  Future options may be granted on similar terms or such other terms as the Board or the CEO may determine at the time of the grant, except all future options must be exercised not later than five years from date of grant.

The maximum number of Common Shares which may be reserved for issuance under options to any Participant is 5% of the number of Common Shares that are outstanding (on a non-diluted basis) immediately prior to the grant, excluding Common Shares issued under the plan or other share based compensation arrangements (the “Outstanding Issue”).  The following limits are placed on issuances of options to insiders under the Plan: (i) the number of securities issuable to insiders under all securities based compensation arrangements cannot exceed 10% of the Corporation’s outstanding securities; (ii) the number of securities to insiders under all securities based compensation arrangements within a one year period cannot exceed 10% of the Corporation’s total issued and outstanding securities; (iii) the maximum number of Common Shares which may be issued to any one insider under the Plan within a one-year period is 5% of the Outstanding Issue; and (iv) the maximum number of Common Shares which may be reserved for issuance under options granted to non-employee directors is 0.9% of the Outstanding Issue.

Options granted under the Amended Incentive Stock Option Plan prior to July 27, 2007 must be exercised no later than ten years after the date of grant or such lesser period as may be determined by the Board or the CEO and options granted under the Plan after July 27, 2007 must be exercised no later than five years after the date of grant or such lesser period as may be determined by the Board or the CEO.  Subject to the foregoing, and except as otherwise determined by the Board (or, subject to the provisions of the Plan, the CEO): (i) if a Participant ceases to be an officer, employee, contractor or consultant of the Corporation or any of its subsidiaries for any reason other than death, the options held by such Participant will cease to be exercisable 30 days after the termination date (not including days on which the Participants is restricted from trading pursuant to any policy of the Corporation prohibiting trading during “trading blackout” periods); (ii) if a Participant ceases to be an Eligible Person by virtue of ceasing for any reason other than death to be a director of the Corporation, each option held by the Participant will cease to be exercisable twelve months after the Participant ceases to be a director; (iii) if a Participant dies prior to options held by the Participant ceasing to be exercisable, the legal representatives of the Participant may exercise the options within 12 months after the date of death, if the Options were by their terms exercisable on the date of death; and (iv) if the expiry of an option other than an incentive stock option, occurs during a trading blackout period or within two business days of a trading blackout period, the expiry date of such options is automatically extended until the tenth business day following the end of the trading blackout period.

If a Participant is a United States citizen or resident, the Amended Incentive Stock Option Plan provides that, in certain circumstances, the options may be characterized as “incentive stock options” within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, of the United States, but only if designated by the Corporation.  Where this is the case, the terms of the Plan provide for certain additional restrictions.  These restrictions include a restriction on the maximum aggregate number of Common Shares that may be issued as incentive stock options.  The Plan fixes the maximum number of options that may be issued as incentive stock options at 2,875,000.  The number of Common Shares issuable pursuant to options granted under the Incentive Stock Option Plan may be adjusted if any share reorganization, special distribution or corporate reorganization occurs, subject to prior approval of relevant stock exchanges.

The Board may amend, suspend or terminate the Amended Incentive Stock Option Plan in accordance with applicable legislation, subject to TSX and shareholder approval.  The Plan requires shareholder approval for the following amendments to the Plan or options granted under the Plan:

(i)
an increase in the number of Common Shares that can be issued under the Plan, including an increase to the fixed maximum number of securities issuable under the Plan, either as fixed number or a fixed percentage of the Corporation’s outstanding capital represented by such securities;

(ii)
a reduction in the exercise price or purchase price of outstanding options or a cancellation of outstanding options for the purpose of exchange for reissuance at a lower exercise price to the same person;

(iii)
an extension of the expiry date of an option (except for an extension to the expiry date of an option if the option expires during or within ten business days after a blackout period) or amending the Plan to permit the grant of an option with an expiry date of more than five years from the day the option is granted;

(iv)
if at any time the Plan is amended to exclude participation by non-employee directors or to include limits on participation by non-employee directors, an expansion of the class of eligible recipients of options under the Plan that would permit the introduction or reintroduction of non-employee directors on a discretionary basis or an increase on limits previously imposed on non-employee director participation;

(v)
an expansion of the transferability or assignability of options (other than “incentive stock options”, the transferability of which may not be amended), other than to a spouse or other family member, an entity controlled by the option holder or spouse or family member, a Registered Retirement Savings Plan or Registered Retirement Income Fund of the option holder, spouse or family member, a trustee, custodian or administrator acting on behalf of, or for the benefit of, the option holder, spouse or family member, any person recognized as a permitted assign in such circumstances in securities or stock exchange regulatory provisions, or for estate planning or estate settlement purposes;

(vi)	any amendment of the Plan to increase any maximum limit of the number of securities that may be:

a)	issued to insiders of the Corporation within any one year period, or

b)	issuable to insiders of the Corporation at any time;

which may be specified in the Plan, when combined with all of the Corporation’s other security based compensation arrangements, to be in excess of 10% of the Corporation’s total issued and outstanding securities, respectively;

(vii)
if the Plan has a fixed maximum number of securities issuable, the addition of any provision that allows for the exercise of options without cash consideration, whether the option holder receives the intrinsic value in the form of securities from treasury or the intrinsic value in cash, which does not provide for a full deduction of the underlying Common Shares from the maximum number issuable under the Plan or, if the Plan does not have a fixed maximum number of securities issuable, the addition of any provision that allows for the exercise of options without cash consideration where a deduction may not be made for the number of Common Shares securities underlying the options from the Plan reserve; and

(viii)	a change to the amendment provisions of the Plan;

provided that shareholder approval will not be required for increases or decreases or substitution or adjustment to the number or kind of shares of other securities reserved for issuance pursuant to the Plan or the number and kind of shares subject to unexercised options granted and in the option exercise price of such shares and the making of provisions for the protection of the rights of Participants under the Plan in accordance with the section or sections of the Plan which provide for such increase, decrease, substitutions, adjustments or provisions in respect of certain events, including any change in the outstanding Common Shares by reason of any stock dividend or any recapitalization, amalgamation, subdivision, consolidation, combination or exchange of shares, other corporate change or reorganization, amalgamation or consideration of the Corporation.

Under the Amended Incentive Stock Option Plan, the Board has authority to make without shareholder approval all other amendments to the Plan including, but not limited to, (i) typographical, clerical or administrative changes (including a change to correct or rectify an ambiguity, immaterial inconsistency, defective provision, mistake, error or omission or clarify the Plan’s provisions or a change to the provisions relating to the administration of the Plan); (ii) changing provisions relating to the manner of exercise of options, including changing or adding any form of financial assistance provided by the Corporation to Participants or, if the Plan has a fixed maximum number of securities issuable, adding provision relating to a cashless exercise which provides for a full deduction of the underlying Common Shares from the maximum number issuable under the Plan; (iii) changing the terms, conditions and mechanics of grant, vesting, exercise and early expiry, provided that no such change may extend an outstanding option’s expiry date; (iv) changing the provisions for termination of options so long as the change does not permit the Corporation to grant an option with an expiry date of more than five years or extend an outstanding option’s expiry date; (v) changes designed to respond to or comply with any applicable law, tax, accounting, auditing or regulatory or stock exchange rule, provision or requirement, to avoid tax on optionholders under any applicable tax legislation or to avoid unanticipated consequences deemed by the Board to be inconsistent with the purpose of the Plan; and (vi) certain changes to provisions on the transferability of options (other than “incentive stock options”, the transferability of which may not be amended) which do not require shareholder approval as described above.

No amendment of the Plan or any option may be made that will materially prejudice the rights of any Participant under any option previously granted to the Participant without the consent by such Participant.

Indebtedness of Directors and Executive Officers

No current or former director or executive officer of the Corporation, no proposed nominee for election as a director of the Corporation, and no associate of any such director, executive officer or proposed nominee, at any time during the most recently completed financial year has been indebted to the Corporation or any of its subsidiaries or had indebtedness to another entity that is, or has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

OTHER INFORMATION

Interest of Certain Persons in Matters to be Acted Upon

None of the directors or executive officers of the Corporation, no proposed nominee for election as a director of the Corporation, none of the persons who have been directors or executive officers of the Corporation at any time since January 1, 2008 and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter scheduled to be acted upon at the Meeting other than the election of directors.

Interest of Informed Persons in Material Transactions

Other than as set out herein, none of the directors or officers of the Corporation, no director or officer of a body corporate that is itself an insider or a subsidiary of the Corporation, no person or company who beneficially owns, directly or indirectly, voting securities of the Corporation or who exercised control or direction over voting securities of the Corporation or a combination of both carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to vote in connection with any matters being proposed for consideration at the Meeting, no proposed director or nominee for election as director of the Corporation and no associate or affiliate of any of the foregoing has or had any material interest, direct or indirect, in any transaction or proposed transaction since the beginning of the Corporation’s last financial year that has materially affected or would or could materially affect the Corporation or any of its subsidiaries.

Corporate Governance Practices

Effective June 30, 2005, National Instrument 58-101 - Disclosure of Corporate Governance Practice (“NI 58-101”) and National Policy 58-201 - Corporate Governance Guidelines (“58-201”) were adopted in each of the provinces and territories of Canada.  NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted.  NP 58-201 provides guidance on governance practices.  The Corporation is also subject to National Instrument 52-110 - Audit Committees (“NI 52-110”), which has been adopted in each of the provinces and territories of Canada and which prescribes certain requirements in relation to audit committees.  The required disclosure under NI 58-101 is attached hereto as Schedule A.  In addition, the disclosure required on the Audit Committee of the Corporation pursuant to NI 52-110 can be located in the Corporation’s Annual Information Form dated March 26, 2009.

Additional Information

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com and at the Corporation’s website at www.cardiome.com.  Financial information is provided in the Corporation’s comparative financial statements and Management’s Discussion and Analysis (“MD&A”) for the most recently completed financial year.

The Corporation will provide to any person or company, without charge to any shareholder, upon request to the Corporate Secretary of the Corporation, copies of the Corporation’s Annual Information Form together with a copy of any document (or the pertinent pages of any document) incorporated therein by reference, the Corporation’s comparative consolidated financial statements and MD&A for the year ended December 31, 2008 together with the accompanying auditor’s report and any interim consolidated financial statements of the Corporation that have been filed for any period after the end of the Corporation’s most recently completed financial year, and the Corporation’s Information Circular in respect of the Meeting to be held on June 15, 2009.  The Corporation may require the payment of a reasonable charge if a person who is not a shareholder of the Corporation makes the request for information.

If a registered holder or beneficial owner of the Corporation’s securities, other than debt instruments, requests the Corporation’s annual or interim financial statements or MD&A, the Corporation will send a copy of the requested financial statements and MD&A (provided it was filed less than two years before the Corporation receives the request) to the person or company that made the request, without charge.  Pursuant to National Instrument 51-102 - Continuous Disclosure Obligations, the Corporation is required to annually send a request form to registered holders and beneficial owners of the Corporation’s securities, other than debt securities, that such registered holders and beneficial owners may use to request a copy of the Corporation’s annual financial statements and MD&A, interim financial statements and MD&A, or both.  Registered holders and beneficial owners should review the request form carefully.  In particular, registered holders and beneficial owners should note that, under applicable Canadian securities laws, the Corporation is only required to deliver financial statements and MD&A to a person or company that requests them.  Failing to return a request form or otherwise specifically requesting a copy of the financial statements or MD&A from the Corporation may result in a registered holder or beneficial owner not being sent these documents.  Copies of these documents can also be found at www.sedar.com.

Approval of Information Circular

The contents and sending of this Information Circular have been approved by the Board of Directors of the Corporation.

Dated at Vancouver, British Columbia, this 18th day of May, 2009.

By Order of the Board of Directors

Robert W. Rieder
Chief Executive Officer & Chairman of the Board

SCHEDULE A - CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, National Instrument 58-101 - Disclosure of Corporate Governance Practice (“NI 58-101”) and National Policy 58-201 - Corporate Governance Guidelines (“NP 58-201”) were adopted in each of the provinces and territories of Canada.  NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted.  NP 58-201 provides guidance on governance practices.  The Corporation is also subject to National Instrument 52-110 - Audit Committees (“NI 52-110”), which has been adopted in each of the provinces and territories of Canada and which prescribes certain requirements in relation to audit committees.  In addition to the disclosure provided below, the disclosure required on the Audit Committee of the Corporation required by NI 52-110 can be located in the Corporation’s Annual Information Form dated March 26, 2009.

General

The Corporation is committed to sound and comprehensive corporate governance policies and practices and is of the view that their corporate governance policies and practices, outlined below, are comprehensive and consistent with NP 58-201 and NI 52-110.

Board of Directors

The Board of Directors of the Corporation (the “Board”) encourages sound and comprehensive corporate governance policies and practices designed to promote the ongoing development of the Corporation.

Composition of the Board

The Corporation’s Board is currently composed of seven (7) directors, a majority of whom are independent directors.  An “independent” board member, as further defined in NI 52-110, means that such member has no “material relationship” with the issuer.  A “material relationship” is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a member’s judgment.

Director	Independent	Director	Independent
Robert W. Rieder	No	Harold H. Shlevin	Yes
Jackie M. Clegg	Yes	Richard M. Glickman	Yes
Douglas G. Janzen	No	William L. Hunter	Yes
Peter W. Roberts	Yes

The following table outlines other reporting issuers that board members are directors of:

Board Member	Reporting Issuer
Robert W. Rieder	Nventa Biopharmaceuticals Inovio Biomedical Corporation
Jackie M. Clegg	Brookdale Senior Living Blockbuster Inc. Javelin Pharmaceuticals Inc. Chicago Mercantile Exchange
Peter W. Roberts	WebTech Wireless Inc.
Harold H. Shlevin	-
Richard Glickman	-
Douglas G. Janzen	Neovasc Inc.
William L. Hunter	Angiotech Pharmaceuticals Inc. Neuromed Pharmaceuticals Ltd.

The independent directors meet at least once per quarter without the presence of non-independent directors and members of management.  The independent directors have met five times without the presence of non-independent directors and members of management since January 1, 2008.

Robert W. Rieder, the Chief Executive Officer (the “CEO”) of the Corporation and Chair of the Board, is not an independent director by virtue of his role on the Corporation’s senior management team.  The role of the Chair is to provide leadership to the Board in discharging its mandate and also assist the Board in discharging its stewardship function which includes ensuring the integrity of management, strategic planning, identifying risks, succession planning, adopting a communication policy, internal control and management information systems and the Corporation’s approach to corporate governance.  The Chair provides advice and mentorship to the senior management of the Corporation, particularly with respect to matters of strategic significance to the Corporation.  The Chair promotes delivery of information to the Board and is responsible for scheduling and organization of meetings of directors.

1

The Board has appointed Richard Glickman as lead independent director in order to ensure appropriate leadership for the independent directors.  As lead independent director, Mr. Glickman’s role is to act as a liaison between the Chair of the Board and the independent directors, assist with ensuring that the Corporation complies with its corporate governance policies and provide supervision of management.

The following table illustrates the attendance record of each director for all board meetings held in 2008.

Board Member	Meetings Attended
Robert W. Rieder	18 out of 21
Jackie M. Clegg	18 out of 21
Peter W. Roberts	19 out of 21
Harold H. Shlevin	19 out of 21
Richard Glickman	18 out of 21
Doug Janzen	21 out of 21
William L. Hunter	21 out of 21

Board Mandate

The Board has adopted a Board Mandate in which it explicitly assumes responsibility for stewardship of the Corporation.  The Board is mandated to represent the shareholders to select the appropriate CEO, assess and approve the strategic direction of the Corporation, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed benchmarks, and assure the integrity of financial reports.  A copy of the Board Mandate is attached hereto as Appendix A.

Position Descriptions

The Board has developed written position descriptions for the Chair and the chairs of each of the Audit Committee, the Compensation Committee, and the Corporate Governance and Nomination Committee.  The CEO also has a written position description that has been approved by the Board.

Orientation and Continuing Education

It is the mandate of the Corporate Governance and Nomination Committee to ensure that a process is established for the orientation and education of new directors which addresses the nature and operation of the Corporation’s business and their responsibilities and duties as directors (including the contribution individual directors are expected to make and the commitment of time and resources that the Corporation expects from its directors).

With respect to the continuing education of directors, the Corporate Governance and Nomination Committee ensures that directors receive adequate information and continuing education opportunities on an ongoing basis to enable directors to maintain their skills and abilities as directors and to ensure their knowledge and understanding of the Corporation’s business remains current.

Ethical Business Conduct

The Corporation has adopted a Code of Business Conduct and Ethics (the “Code”) that applies to the directors, officers and employees of the Corporation and each of its subsidiaries.  Additionally, consultants and contractors for Cardiome are expected to abide by the Code.  The Code is disclosed on the Corporation’s website at: www.cardiome.com.

It is recognized within the Code that in certain situations, compliance may be difficult to monitor.  The Code sets out a framework for compliance.  A compliance officer is appointed by the Board to deal with questions or concerns relating to compliance that cannot be dealt with by management.  The Board has also adopted a Whistle Blower Policy which sets forth the procedures for (i) the receipt, retention and treatment of complaints and concerns regarding accounting, internal accounting controls and auditing matters; and (ii) the confidential and anonymous submission of complaints or concerns regarding questionable accounting or auditing matters.

In considering transactions and agreements in respect of which a director or executive officer has a material interest, the Board ensures that the individual director or executive officer abstains from the discussion and conclusion with respect to the transaction or agreement, as the case may be.

The Corporation is committed to maintaining the highest standards of corporate governance and this philosophy is continually communicated by the Board to management which in turn is emphasized to the employees of the Corporation on a continuous basis.

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Nomination of Directors

It is the mandate of the Corporate Governance and Nomination Committee to identify and recommend qualified candidates for the Board.  In assessing whether identified candidates are suitable for the Board, the Corporate Governance and Nomination Committee considers: (i) the competencies and skills considered necessary for the Board as a whole; (ii) the competencies and skills that the existing directors possess and the competencies and skills nominees will bring to the Board; and (iii) whether nominees can devote sufficient time and resources to his or her duties as a member of the Board.  In addition, the Corporate Governance and Nomination Committee assesses the participation, contribution and effectiveness of the individual members of the Board on an annual basis.  All members of the Corporate Governance and Nomination Committee are independent in accordance with the mandate of the Corporate Governance and Nomination Committee.

Compensation

The Compensation Committee is responsible for board compensation, the establishment of salaries of executive management and senior staff, review of the contingency plan for management succession and employee-employer relations.  The Compensation Committee reviews and makes recommendations to the Board regarding the corporate goals and objective, performance and compensation of the CEO on an annual basis and is responsible for reviewing the recommendations of the CEO regarding compensation of the senior officers, the compensation policy of the Corporation (including internal structure, annual review and relationship to market levels and changes), significant changes in the Corporation’s benefit plan and human resources policies and the issuance of stock options to employees, consultants and directors.  The Compensation Committee is comprised of independent directors in accordance with the mandate of the Compensation Committee.

In addition, the Compensation Committee reviews and recommends changes to the compensation of the members of the Board based on a comparison of peer companies and issues relevant to the Corporation.  The Compensation Committee also reviews and makes recommendations regarding annual bonus policies for employees, the incentive-compensation plans and equity-based plans for the Corporation and reviews executive compensation disclosure before the Corporation publicly discloses this information.

Further information pertaining to the compensation of directors and officers can be found in this Information Circular under the heading “Statement of Executive Compensation”.

Other Board Committees

Assessments

It is the Board’s mandate, in conjunction with the Corporate Governance and Nomination Committee, to assess the participation, contributions and effectiveness of the Chair and the individual members of the Board on an annual basis.  The Board also monitors the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management.

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APPENDIX A - BOARD MANDATE

CARDIOME PHARMA CORP.

 “A committed, cohesive and effective board adds value, first and foremost, by selecting the right CEO for the company. Beyond this, the board contributes to value in a number of ways discussed below.  These include assessing and approving the strategic direction of the company, ensuring that management has in place appropriate processes for risk assessment, management and internal control, monitoring performance against agreed benchmarks, and assuring the integrity of financial reports.  When boards add value by fulfilling their responsibilities in these areas, it will result in greater transparency and understanding of a company’s situation by its major shareholders.”

Source: Beyond Compliance: Building a Governance Culture - Final Report issued by Joint Committee on Corporate Governance.

Purpose

The board of directors (the “Board”) of Cardiome Pharma Corp. (the “Corporation”) is responsible for the proper stewardship of the Corporation.  The Board is mandated to represent the shareholders to select the appropriate Chief Executive Officer (“CEO”), assess and approve the strategic direction of the Corporation, ensure that appropriate processes for risk assessment, management and internal control are in place, monitor management performance against agreed bench marks, and assure the integrity of financial reports.

Membership and Reporting

1.	The Board will be comprised of a majority of independent directors and will have no more than nine members.

2.
Appointments to the Board will be reviewed on an annual basis.  The Nomination Committee, in consultation with the CEO, is responsible for identifying and recommending new nominees with appropriate skills to the Board.

3.
The chairman of the Board (the “Chairman”) will be (a) a non-management director; or (b) a management director if the Board appoints a lead independent director as soon as reasonably practicable.  The Chairman will be appointed by a vote of the Board on an annual basis.

4.	The Board will report to the shareholders of the Corporation.

Terms of Reference

Meetings

5.	The Board will meet as required, but at least once quarterly.

6.	The independent directors will meet as required, without the non-independent directors and members of management, but at least once quarterly.

Meeting Preparation and Attendance

7.	In connection with each meeting of the Board and each meeting of a committee of the Board of which a director is a member, each director will:

(i)	review thoroughly the materials provided to the directors in connection with the meeting and be adequately prepared for the meeting; and

(ii)	attend each meeting, in person, by phone or by video-conference depending on the format of the meeting, to the extent practicable.

Corporate Planning

8.	The Board will:

(i)	adopt a strategic planning process and approve a strategic plan each year; and

(ii)	approve and monitor the operational plans and budgets of the Corporation submitted by management at the beginning of each fiscal year.

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Risk Management and Ethics

9.	The Board will:

(i)	ensure that the business of the Corporation is conducted in compliance with applicable laws and regulations and according to the highest ethical standards;

(ii)	identify and document the financial risks and other risks that the Corporation must face in the course of its business and ensure that such risks are appropriately managed; and

(iii)	adopt a disclosure policy.

Supervision of Management

10.	The Board will:

(i)	to the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers and that all such officers are creating a culture of integrity throughout the Corporation;

(ii)	ensure that the CEO is appropriately managing the business of the Corporation;

(iii)	ensure appropriate succession planning is in place;

(iv)	establish corporate objectives for CEO annually and evaluate the performance of CEO against these corporate objectives;

(v)	consider and approve major business initiatives and corporate transactions proposed by management; and

(vi)	ensure the Corporation has internal control and management information systems in place.

Management of Board Affairs

11.	The Board will:

(i)	develop a process for the orientation and education of new members of the Board;

(ii)	support continuing education opportunities for all members of the Board;

(iii)	in conjunction with the Nomination Committee, assess the participation, contributions and effectiveness of the Chairman, and individual board members on an annual basis;

(iv)	monitor the effectiveness of the Board and its committees and the actions of the Board as viewed by the individual directors and senior management;

(v)	establish the committees of the Board it deems necessary to assist it in the fulfillment of its mandate; and

(vi)	disclose on an annual basis the mandate, composition of the board and its committees.

Approved:  March 26, 2007

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